UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. ___)

                          GRUPO IUSACELL, S.A. de C.V.
                                (Name of Issuer)

                         Common Stock, with no par value
                         (Title of Class of Securities)

                                  40050B100(1)
                                 (CUSIP Number)

                                    Secretary
                           Movil Access, S.A. de C.V.
                                 Av. Insurgentes
                             Sur 3696 y Calle Nueva
                               Colonia Pena Pobre
                                Mexico D.F. 14260
                          Tel. No.: 011-52-55-8582-7000
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                  July 29, 2003
                     (Date of Event which Requires Filing of
                                 this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject to this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

----------
(1) This CUSIP number is for the American Depositary Shares ("ADSs") of the Company each of which represents five shares of Common Stock of the Company.

                          Continued on following pages

                               Page 1 of 16 pages

CUSIP No.  4005013100                                               Page 2 of 16

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Movil Access, S.A. de C.V.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     AF and, with respect to 253,500 shares of Common Stock, WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United Mexican States
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    69,666,552
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           69,666,552
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     69,666,552
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     74.8%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  4005013100                                               Page 3 of 16

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Biper, S.A. de C.V.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     AF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United Mexican States
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    69,666,552
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           69,666,552
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     69,666,552
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     74.8%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  4005013100                                               Page 4 of 16

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Ricardo Benjamin Salinas Pliego
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     PF (with respect to the 4,319,270 shares of Common Stock owned directly by Mr. Salinas)
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United Mexican States
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    73,985,822
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           4,319,270
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     73,985,822
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     79.5%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  4005013100                                               Page 5 of 16

      This Statement on Schedule 13D relates to the common stock, with no par value (the "Common Stock"), of Grupo Iusacell, S.A. de C.V. (the "Company"), a variable stock corporation organized and existing under the laws of the United Mexican States ("Mexico").

Item 1. Security and Issuer.

      This Statement on Schedule 13D relates to the Common Stock. The address of the principal executive office of the Company is Montes Urales 460, Col. Lomas de Chapultepec, C.P. 11000, Mexico, D.F.

Item 2. Identity and Background.

      (a), (b), (c) and (f).

      This Statement on Schedule 13D is being filed on behalf of each of the following persons (each a "Reporting Person" and collectively, the "Reporting Persons"): (i) Movil Access, S.A. de C.V. ("Movil"), (ii) Biper, S.A. de C.V. ("Biper") and (iii) Ricardo Benjamin Salinas Pliego.

      Movil is a corporation organized and existing under the laws of Mexico. Movil is a wholly-owned subsidiary of Biper. Movil's principal business consists of (i) the rendering and utilization of the personal communication service of narrow band, or "two-way paging," commercially known as the "portable e-mail service;" and (ii) the marketing and/or sale of personal interactive communication (PIC) terminals. Movil's address is Av. Insurgentes Sur No. 3696 y Calle Nueva, Colonia Pena Pobre, 14000, Mexico, D.F. and its telephone number at such office is: +5255 85827000. Set forth on Annex A hereto and incorporated by reference in response to this Item 2 and elsewhere in this Schedule 13D as applicable is a list of executive officers of Movil.

      Biper is a corporation organized and existing under the laws of Mexico. Biper is a holding company listed on the Mexican Stock Exchange under the name of MOVILA. In addition to owning 100% of the shares of Movil, Biper owns 99% of the shares of Biper Telecommunications, S.A. de C.V., which provides personal communication service of narrow band or "two-way paging," commercially known as "portable e-mail service." Biper also owns 99% of each of Telecommuncaciones Elektra, S.A. de C.V. and Operadora Biper, S.A. de C.V., both of which render mobile radio-location of persons, commercially known as "one-way paging." Biper's address is Av. Insurgentes Sur No. 3696 y Calle

CUSIP No.  4005013100                                               Page 6 of 16

Nueva, Colonia Pena Pobre, 14000, Mexico, D.F. and its telephone number at such office is: +5255 85827000. Set forth on Annex A hereto and incorporated by reference in response to this Item 2 and elsewhere in this Schedule 13D as applicable is a list of executive officers of Biper. Biper is the controlling stockholder of Movil and, as a result, may be deemed a beneficial owner of the Common Stock held by Movil.

      Mr. Salinas is a Mexican citizen. Mr. Salinas is the controlling stockholder of Biper, of which he holds 79.6% of the issued and outstanding common stock on a fully diluted basis and, as a result, Mr. Salinas may be deemed a beneficial owner of the Common Stock of the Company indirectly held by Biper. The principal occupation of Mr. Salinas is serving as the chairman and president of various companies in Mexico, including serving as the Chairman and President of Biper and the Company, as well as the President of Movil Access. Mr. Salinas carries out his occupation chiefly at his executive offices at Av. Insurgentes Sur No. 3696, Mexico City, Mexico.

      (d) and (e).

      During the past five years, no Reporting Person or, to the best knowledge of each Reporting Person, any individual otherwise identified in response to
Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      Information contained herein concerning Movil, Biper and Mr. Salinas has been provided by each such Reporting Person and none of the other Reporting Persons assume any responsibility for such information.

Item 3. Source and Amount of Funds or Other Consideration.

      Movil acquired 414,369,557 Series V shares, 961,292,484 Series A shares and 125,990 ADSs of the Company pursuant to concurrent tender offers in Mexico (the "Mexican Offer") and the United States (the "U.S. Offer" and, together with the Mexican Offer, the "Offers") to purchase for cash all of the then outstanding Series V shares, Series A shares and ADSs of the Company representing Series V shares. The Mexican Offer closed on July 28, 2003 and the U.S. Offer closed on July 29, 2003. The

CUSIP No.  4005013100                                               Page 7 of 16

aggregate consideration in the Offers was approximately $7.5 million and was paid in cash. No additional consideration was paid in connection with the Offers. The source of the consideration paid in the Offers was an unsecured loan for $10,007,500 from an affiliate of Movil Access. Subsequent to the consummation of the Offers, the Company completed a share exchange pursuant to which all Series A shares and Series V shares (including those underlying the ADSs) were exchanged, at a ratio of 20 (twenty) to 1 (one), for shares of Common Stock (the "Exchange"). After the Exchange, the shares acquired in the Offers represented 69,413,052 shares of Common Stock.

      In a series of open-market purchases on the Mexican Stock Exchange, Movil acquired 253,500 shares of Common Stock, as described in item (5) below. The source of the consideration for such open-market purchases was the working capital of Movil Access.

      In a series of open-market purchases on the Mexican Stock Exchange, Mr. Salinas has acquired 4,319,270 shares of Common Stock (on a post-Exchange basis) of the Company, as described in item (5) below. The source of the consideration for Mr. Salinas's open-market purchases was his own personal funds.

      Following the Exchange and such open-market purchases, the Reporting Persons beneficially owned, in the aggregate 73,985,822 shares of Common Stock, of which Mr. Salinas directly owns 4,319,270 shares of Common Stock. Item 4. Purpose of Transaction.

      On June 12, 2003, Biper and Movil (collectively, the "Purchasers") entered into an Acquisition Agreement, dated as of June 12, 2003 (the "Acquisition Agreement"), by and among Bell Atlantic International, Inc., a Delaware corporation ("BAII"), Bell Atlantic Latin America Holdings, Inc., a Delaware corporation ("BALAH"), Bell Atlantic New Zealand Holdings, Inc., a Delaware corporation ("BANZHI"; and BAII, BALAH and BANZHI, collectively, the "Verizon Selling Shareholders") and Vodafone Americas B.V., a limited liability company organized and existing under the laws of The Netherlands ("Vodafone Americas"), pursuant to which the Purchasers agreed to offer to purchase for cash all of the issued and outstanding shares of capital stock of the Company pursuant to the concurrent Offers at a price equal to 0.05712180 Mexican pesos per Series A Share (or the U.S. dollar equivalent), 0.05712180 Mexican pesos per Series V Share (or the U.S. dollar equivalent) and the U.S. dollar equivalent of 5.712180 Mexican pesos per ADS. Pursuant to the Acquisition Agreement, Vodafone Americas and the

CUSIP No.  4005013100                                               Page 8 of 16

Verizon Selling Shareholders agreed to tender all of their respective holdings of capital stock of the Company in the Offers. As of the date of the Acquisition Agreement, the Verizon Selling Shareholders reported that they owned, in the aggregate, 657,966,431 Series A shares of the Company, 74,752,002 Series V Shares and 14,000 ADSs (the "Verizon ADSs") representing approximately 39.4% of the total capital stock of the Company (collectively, the "Verizon Shares"). As of such date, Vodafone Americas reported that it owned 303,326,053 Series A Shares and 339,617,555 Series V Shares representing approximately 34.5% of the total capital stock of the Company (collectively, the "Vodafone Shares").

      In connection with the transactions contemplated by the Acquisition Agreement, Vodafone Americas and the Verizon Selling Shareholders also entered into an Escrow Agreement, dated as of June 12, 2003 (the "Escrow Agreement"), by and among Purchasers, BAII, BALAH, BANZHI, Vodafone Americas and The Bank of New York, a New York banking corporation (the "Escrow Agent"), pursuant to which Vodafone Americas and the Verizon Selling Shareholders agreed to deposit the Vodafone Shares and the Verizon Shares (other than the Verizon ADSs) in a securities account for the benefit of the Escrow Agent. Each of Vodafone Americas and the Verizon Selling Shareholders irrevocably appointed the Escrow Agent as its attorney-in-fact and proxy to tender such securities into the Mexican Offer. As promptly as practicable, but in no event more than two business days after the commencement of the Offers, the Escrow Agent was obligated to tender the Vodafone Shares and the Verizon Shares (other than the Verizon ADSs) into the Mexican Offer.

      Pursuant to the Escrow Agreement, the Purchasers also agreed to deposit into escrow with the Escrow Agent an amount equal to $10 million, representing the U.S. dollar equivalent of the aggregate consideration to be offered to the holders of all of the issued and outstanding capital stock of the Company, including the Series V Shares and ADSs held by the public shareholders. Promptly following acceptance for purchase of all of the securities tendered in the Offers, the Escrow Agent, upon instructions from the Purchasers, was obligated to deliver the amounts necessary to pay for the tendered securities to the depositaries for the Mexican Offer and the U.S. Offer.

      In accordance with the Acquisition Agreement, each of Vodafone Americas and Verizon Selling Shareholders tendered all of its holdings of capital stock of the Company in the Mexican Offer and did not withdraw such shares. On July 28, 2003 the Mexican Offer expired and on July 29, 2003 the U.S. Offer expired, and Movil accepted for payment all shares of the Company's capital stock validly tendered

CUSIP No.  4005013100                                               Page 9 of 16

into the Offers and not withdrawn. Following the consummation of the Offers, the Reporting Persons beneficially owned all of the shares of capital stock of the Company previously owned by Vodafone Americas and the Verizon Selling Shareholders. In addition, Vodafone Americas, the Verizon Selling Shareholders and the Company terminated the Shareholders Agreement, dated March 30, 2001, by and among the Company, the Verizon Selling Shareholders and Vodafone Americas with effect from the consummation of the Offers.

      The foregoing summary of the material provisions of the Acquisition Agreement and the Escrow Agreement is qualified in its entirety by reference to the respective agreements, copies of which are filed hereto as Exhibits 1 and 2, respectively. Exhibits 1 and 2 are specifically incorporated herein by reference in answer to this Item 4.

      The purpose of the Offers was to enable the Reporting Persons to acquire control of the Company.

      In addition to the shares of capital stock acquired in the Offers, each of Movil and Mr. Salinas has engaged in a series of open-market purchases on the Mexican Stock Exchange, acquiring 253,500 and 4,319,270 shares of Common Stock, respectively, as described in Item 5 below.

      As set forth in the publicly-filed documents in connection with the Offers, the Company is highly leveraged and has insufficient cash flow from operations and cash on hand to meet its debt obligations. At this time, Movil does not contemplate making any capital contribution to the Company.

      The Reporting Persons are continually evaluating and reviewing their present and future interests in and intentions with respect to the Company and the Company's business affairs, financial position and prospects. Based on such evaluation and review, general economic and industry conditions, and other factors that the Reporting Persons deem relevant, the Reporting Persons may consider from time to time various courses of action of the types described in clauses (a) through (j) of Item 4 of Schedule 13D. Such actions may include, among other things, the acquisition of Common Stock or ADSs through open market purchases, privately negotiated transactions, tender offers, exchange offers, a merger, a reorganization or other business combination transaction, or otherwise, as applicable, or the Reporting Persons may sell all or a portion of the Common Stock in privately negotiated transactions or in the open market, in each case subject to the factors and conditions referred to above. In addition, the Reporting Persons may formulate other purposes, plans or proposals regarding the Company or any of its securities to

CUSIP No.  4005013100                                              Page 10 of 16

the extent deemed advisable in light of general investment and trading policies, market conditions or other factors.

Item 5. Interest in Securities of the Issuer.

      (a) As set forth above, pursuant to the Offers, Movil acquired 414,369,557 Series V shares, 961,292,484 Series A shares and 125,990 ADSs of the Company. Subsequent to the consummation of the Offers, the Company completed the Exchange pursuant to which all Series A shares and Series V shares (including those underlying the ADSs) were exchanged, at a ratio of 20 (twenty) to 1 (one), for shares of Common Stock of the Company. After the Exchange, the shares acquired in the Offers represent 69,413,052 shares of Common Stock.

      In addition to the shares acquired in the Offers, Movil has acquired 253,500 shares of Common Stock in a series of open-market purchases on the Mexican Stock Exchange, as follows:

                                                                Price per share
                      Security               Number of            (in Mexican
Date of Purchase      Purchased           Shares Purchased           Pesos)
-------------------------------------------------------------------------------
   17-Feb-03         Common Stock             165,000              $19.880600
   18-Feb-03         Common Stock              12,500              $19.816080
   19-Feb-03         Common Stock              20,000              $19.300000
   20-Feb-03         Common Stock              56,000              $18.577500

      Mr. Salinas has acquired shares of Common Stock of the Company (at market prices) in a series of open-market purchases on the Mexican Stock Exchange as set forth below. After the Exchange, the shares acquired in such open-market purchases represent 4,319,270 shares of Common Stock.

                                                                 Price per share
                       Security               Number of            (in Mexican
Date of Purchase      Purchased(1)        Shares Purchased(1)         Pesos)
--------------------------------------------------------------------------------
   17-Jul-03           Series V             5,000,000               $0.399600
   18-Jul-03           Series V               110,500               $0.397086
   22-Jul-03           Series V             4,889,500               $0.458975
   23-Jul-03           Series V            15,200,000               $0.507016
   24-Jul-03           Series V            14,000,000               $0.564906
   29-Jul-03           Series V               300,000               $0.440000
   30-Jul-03           Series V            12,415,000               $0.499251
    1-Aug-03           Series V             1,085,000               $0.520722

CUSIP No.  4005013100                                              Page 11 of 16

                                                                 Price per share
                       Security               Number of            (in Mexican
Date of Purchase      Purchased(1)        Shares Purchased(1)         Pesos)
--------------------------------------------------------------------------------
   25-Aug-03           Series V             5,420,000               $0.563926
   23-Sep-03           Series V               200,000               $0.768671
   24-Sep-03           Series V               482,250               $0.768349
   25-Sep-03           Series V               126,000               $0.775175
   26-Sep-03           Series V               370,550               $0.778543
   29-Sep-03           Series V               137,200               $0.778579
    1-Oct-03           Series V               702,400               $0.814356
    2-Oct-03           Series V             1,375,000               $0.861811
    3-Oct-03           Series V             1,078,000               $0.872164
    7-Oct-03           Series V               867,900               $0.862880
    8-Oct-03           Series V               396,800               $0.867136
    9-Oct-03           Series V             1,038,500               $0.861545
   10-Oct-03           Series V               300,000               $0.858880
   13-Oct-03           Series V                50,000               $0.870000
   14-Oct-03           Series V               254,000               $0.867315
   15-Oct-03           Series V               550,000               $0.870000
   28-Oct-03           Series V             2,046,200               $0.866358
   29-Oct-03           Series V               335,600               $0.892262
    6-Nov-03           Series V               700,200               $1.049086
   15-Dec-03           Series V               271,900               $1.000000
   16-Dec-03           Series V             1,449,900               $1.000000
   17-Dec-03         Common Stock              15,400              $18.929870
    7-Jan-04         Common Stock              43,500              $20.000000
    9-Jan-04         Common Stock             142,200              $19.804958
   12-Jan-04         Common Stock              63,000              $19.476190
   15-Jan-04         Common Stock              32,000              $16.234287
   16-Jan-04         Common Stock              22,300              $17.000000
   19-Jan-04         Common Stock              60,300              $17.000000
   29-Jan-04         Common Stock              70,000              $14.982800
   30-Jan-04         Common Stock             140,000              $14.831193
    2-Feb-04         Common Stock              30,000              $15.094700
    3-Feb-04         Common Stock              30,000              $15.388100
    4-Feb-04         Common Stock               2,900              $15.896789
    9-Feb-04         Common Stock               4,950              $16.947879
   10-Feb-04         Common Stock              27,700              $17.832314

CUSIP No.  4005013100                                              Page 12 of 16

                                                                 Price per share
                       Security               Number of            (in Mexican
Date of Purchase      Purchased(1)        Shares Purchased(1)         Pesos)
--------------------------------------------------------------------------------
   11-Feb-04         Common Stock              17,500              $17.990600
   12-Feb-04         Common Stock              24,900              $18.999016
   13-Feb-04         Common Stock              25,000              $19.505805
   16-Feb-04         Common Stock              10,000              $19.500000

----------
(1) The Series V Shares were acquired by Mr. Salinas prior to the Exchange. In the Exchange, such Series V Shares were exchanged, at a ratio of 20 (twenty) to 1 (one), for shares of Common Stock.

      After the Exchange, each of Movil, Biper and Mr. Salinas may be deemed to have sole power to direct the voting and disposition of the 69,666,552 shares of Common Stock beneficially owned by them and Mr. Salinas has the sole power to direct the voting and disposition of the additional 4,319,270 shares of Common Stock that he owns directly. Based on calculations made in accordance with Rule 13d-3(d) and based on information provided by the Company that there are 93,101,240 shares of Common Stock outstanding as of February 29, 2004, the Reporting Persons, collectively, beneficially own approximately 79.5% of the issued and outstanding shares of Common Stock.

      (b) Except as set forth above, no Reporting Person nor, to the best knowledge of each Reporting Person, any person identified in Item 2 hereof, beneficially owns any shares of Common Stock or has effected any transaction in shares of Common Stock during the preceding 60 days.

      (c) Not applicable.

      (d) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Not applicable.

Item 7. Material To Be Filed as Exhibits.

      Exhibit 1: Acquisition Agreement, dated as of June 12, 2003, by and among Biper, S.A. de C.V., Movil Access, S.A. de C.V., Bell Atlantic International, Inc., Bell Atlantic Latin America Holdings, Inc., Bell Atlantic New Zealand Holdings, Inc., and Vodafone Americas B.V.

      Exhibit 2: Escrow Agreement, dated as of June 12, 3003, by and among Biper, S.A. de C.V., Movil Access, S.A. de C.V., Bell Atlantic International,

CUSIP No.  4005013100                                              Page 13 of 16

                  Inc., Bell Atlantic Latin America Holdings, Inc., Bell Atlantic New Zealand Holdings, Inc., Vodafone Americas B.V. and The Bank of New York, as escrow agent.

      Exhibit 3:  Joint Filing Agreement, dated April 1, 2004, among (i)
                  Movil Access, S.A. de C.V., (ii) Biper, S.A. de C.V. and (iii) Mr. Salinas.

CUSIP No.  4005013100                                              Page 14 of 16

                                    SIGNATURE

      After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   April 1, 2004

                                        MOVIL ACCESS, S.A. de C.V.

                                        By: /s/ Mariluz Calafell Salgado
                                            ---------------------------------
                                            Name:  Mariluz Calafell Salgado
                                            Title: Chief Financial Officer


                                        BIPER, S.A. de C.V.

                                        By: /s/ Mariluz Calafell Salgado
                                            ---------------------------------
                                            Name:  Mariluz Calafell Salgado
                                            Title: Chief Financial Officer


                                        /s/ Ricardo Benjamin Salinas Pliego
                                        -------------------------------------
                                           Ricardo Benjamin Salinas Pliego

CUSIP No.  4005013100                                              Page 15 of 16

                                     ANNEX A

                Executive Officers of Movil Access, S.A. de C.V.

Name/Title/Citizenship         Principal Occupation       Business Address
----------------------         --------------------       ----------------
Ricardo B. Salinas Pliego      Corporate Executive        Movil Access, S.A. de C.V.
President                                                 Av. Insurgentes
Mexican                                                   Sur 3696 y Calle Nueva
                                                          Colonia Pena Pobre
                                                          Mexico D.F.  14260

Pedro Padilla Longoria         Corporate Executive        Movil Access, S.A. de C.V.
Vice-President                                            Av. Insurgentes
Mexican                                                   Sur 3696 y Calle Nueva
                                                          Colonia Pena Pobre
                                                          Mexico D.F.  14260

Carlos de la Garza Gonzalez    Corporate Executive        Movil Access, S.A. de C.V.
Chief Executive Officer                                   Av. Insurgentes
Mexican                                                   Sur 3696 y Calle Nueva
                                                          Colonia Pena Pobre
                                                          Mexico D.F.  14260

Mariluz Calafell Salgado       Corporate Executive        Movil Access, S.A. de C.V.
Chief Financial Officer                                   Av. Insurgentes
Mexican                                                   Sur 3696 y Calle Nueva
                                                          Colonia Pena Pobre
                                                          Mexico D.F.  14260

                    Executive Officers of Biper, S.A. de C.V.

Name/Title/Citizenship         Principal Occupation       Business Address
----------------------         --------------------       ----------------
Ricardo B. Salinas Pliego      Corporate Executive        Biper, S.A. de C.V.
Chairman and President                                    Av. Insurgentes Sur No. 3696 y
Mexican                                                   Calle Nueva, Colonia Pena Pobre
                                                          Mexico, D.F.  14000

Pedro Padilla Longoria         Corporate Executive        Biper, S.A. de C.V.
Vice-President and Director                               Av. Insurgentes Sur No. 3696 y
Mexican                                                   Calle Nueva, Colonia Pena Pobre
                                                          Mexico, D.F.  14000

Carlos de la Garza Gonzalez    Corporate Executive        Biper, S.A. de C.V.
Chief Executive Officer                                   Av. Insurgentes Sur No. 3696 y
Mexican                                                   Calle Nueva, Colonia Pena Pobre
                                                          Mexico, D.F.  14000

Mariluz Calafell Salgado       Corporate Executive        Biper, S.A. de C.V.
Chief Financial Officer                                   Av. Insurgentes Sur No. 3696 y
Mexican                                                   Calle Nueva, Colonia Pena Pobre
                                                          Mexico, D.F.  14000

CUSIP No.  4005013100                                              Page 16 of 16

      Except as otherwise disclosed elsewhere in this Schedule 13D, to the best of the Reporting Persons' knowledge:

      (a) None of the above persons hold any Common Stock or securities derivative thereof.

      (b) None of the above persons has any contracts, arrangements, understandings or relationships with respect to the Common Stock or securities derivative thereof.